UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Gillman, Brian S.
   7000 Squibb Road, Third Floor
   Mission, KS  66202
2. Issuer Name and Ticker or Trading Symbol
   Vanguard Airlines, Inc. (VNGD)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   07/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President and
   General Counsel
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  07/28/99    S        500           D  $6.87500                    D  Direct
Common Stock                                  07/28/99    M        1,500         A  $2.50000                    D  Direct
Common Stock                                  07/29/99    S        500           D  $6.75000                    D  Direct
Common Stock                                  07/30/99    S        500           D  $6.87500     60 (1)         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $2.50000        07/28/99       M                          1,500            (3)          07/16/06
to buy)  (2)
Incentive Stock Option (right  $2.50000                                                                   (5)          02/06/07
to buy)  (4)
Incentive Stock Option (right  $2.50000                                                                   (7)          11/03/07
to buy)  (6)
Incentive Stock Option (right  $2.81300                                                                   5/15/98      02/27/08
to buy)  (8)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  07/28/99  Common Stock                   1,500                     1,500         D   Direct
to buy)  (2)
Incentive Stock Option (right            Common Stock                   17,000                    17,000        D   Direct
to buy)  (4)
Incentive Stock Option (right            Common Stock                   92,899                    92,899        D   Direct
to buy)  (6)
Incentive Stock Option (right            Common Stock                   1,015                     1,015         D   Direct
to buy)  (8)

Explanation of Responses:

(1)     On May 20, 1999, Vanguard Airlines, Inc. completed a one-for-five reverse stock split.  This stock was previously reported as 300 shares of common stock, but was adjusted to reflect a reverse stock split on
        May 20, 1999.

(2)     On May 20, 1999, Vanguard Airlines, Inc. completed a one-for-five reverse stock split.  This option was previously reported as covering 15,000 options at an exercise price of $0.50, but was adjusted to reflect a reverse stock split on May 20, 1999.

(3)     This Option vests at the rate of 1/16 of the Shares subject to the Option.  Only the vested portion of this Option is currently exercisable.  This Option was exercisable within 60 days after the date hereof into 1,875 Shares of Common Stock.

(4)     On May 20, 1999, Vanguard Airlines, Inc. completed a one-for-five reverse stock split.  This option was previously reported as covering 85,000 options at an exercise price of $0.50, but was adjusted to reflect a reverse stock split on May 20, 1999.

(5)     This Option Vests at the rate of 1/16 of the Shares subject to the Option.  Only the vested portion of this Option is currently exercisable.  This Option was exercisable within 60 days after the date hereof into 9,563 Shares of Common Stock.

(6)     On May 20, 1999, Vanguard Airlines, Inc. completed a one-for-five reverse stock split.  This option was previously reported as covering 464,497 options at an exercise price of $0.50, but was adjusted to reflect a reverse stock split on May 20, 1999.

(7)     This Option vests at the rate of 1/16 of the Shares subject to the Option.  Only the vested portion of this Option is currently exercisable.  This Option was exercisable within 60 days after the date hereof into 40,644 shares of Common Stock.

(8)     On May 20, 1999, Vanguard Airlines, Inc. completed a one-for-five reverse stock split.  This option was previously reported as covering 5,077 options at an exercise price of $0.5625, but was adjusted to reflect a reverse stock split on May 20, 1999.

SIGNATURE OF REPORTING PERSON
/S/ Gillman, Brian S.
DATE